ESCALADE, Inc.

www.escaladeinc.com

P.O. Box 889

Evansville, IN 47706-0889

817 Maxwell Avenue

Evansville, IN 47711

T: 812-467-4449 F: 812-467-1303

December 28, 2010

Via EDGAR – CORRESP

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. David R. Humphrey, Branch Chief

RE: Escalade, Incorporated

Form 10-K for the Fiscal Year Ended December 26, 2009

Filed March 5, 2010

File No. 000-06966

Definitive Proxy Statement on Schedule 14A

Filed March 26, 2010

File No. 000-06966

Dear Mr. Humphrey,

Escalade, Incorporated has prepared this letter in response to the Staff’s comment letter dated December 1, 2010 and received by the Company on December 10, 2010 regarding the Company’s Form 10-K for fiscal year ended December 26, 2009 and Definitive Proxy Statement on Schedule 14A filed on March 26, 2010. Escalade’s responses set forth below correspond to the applicable comment as set forth in the Staff’s comment letter.

Reports of Independent Registered Public Accounting Firms, page 33

1.       Reference is made to Rules 3-01(a) and 3-02(a) of Regulation S-X, which require the filing of consolidated audited balance sheets and audited statements of income and cash flows, respectively. We note that your principal accountant has elected to place reliance on the work of other auditors and to make reference to that effect in his report. We also note that you have appropriately filed the separate report of the other accountant. However, the opening (introductory) and opinion paragraphs in the report of the other accountant make reference only to the balance sheets and related statements of income of Martin Yale International GmbH, the wholly owned subsidiary. If the principal accountant did not fully audit the required financial statements of that subsidiary, and if the opinion of the principal accountant “is based solely on the reports of the other accountants,” it appears that you have not fully complied with the above referenced rules.

Response – Comment 1

As reflected in the second paragraph of the Report of Independent Registered Public Accounting Firm, the principal accountant has taken responsibility for auditing the adjustments to convert the financial statements of Martin Yale International, GmbH into accounting principles generally accepted in the United States of America. Accounting principles generally accepted in Germany do not require statements of cash flows and/or statements of stockholders’ equity to be presented. The principal accountant (BKD, LLP) as part of the auditing procedures it applied to the consolidated statements of cash flows and stockholders’ equity, audited the amounts included therein for Martin Yale International GmbH to the extent such amounts were material to the consolidated financial statements taken as a whole. The engagement documentation includes the procedures performed, results obtained, and conclusions made in accordance with PCAOB standards.

It was the belief of the principal accountant that the language encompassed in the second paragraph of the Report of Independent Registered Public Accounting Firm as issued adequately addressed this matter. However, based on discussion with the Staff, we understand that further clarification is being requested with regard to who has taken responsibility for the consolidated statements of cash flows and stockholders’ equity with respect to amounts included therein for Martin Yale International, GmbH. As a result, included with this response is a draft revised Report of Independent Registered Public Accounting Firm with language clarifying that BKD, LLP is responsible for auditing the components of the consolidated statements of cash flows and stockholders’ equity with respect to Martin Yale International GmbH in its role as the principal accountant.

As discussed with Juan Migone of the Staff on December 20, 2010, the Staff will consider the attached revised Report draft and provide any further comments on the draft. When discussions with the Staff have been concluded, a conclusion will be reached as to whether BKD, LLP will issue a revised report and whether an amended filing is needed. If the conclusion is a revised report and amended filing are needed, we anticipate that BKD, LLP will promptly perform the subsequent events procedures contemplated in AU Section 560 of the PCAOB standards and the Commission’s rules and issue its revised report. Concurrent with its issuance, we will amend our 2009 Form 10-K to replace the existing report of BKD, LLP with its revised report. See Exhibit 1 for revised draft of Report of Independent Registered Public Accounting Firm.

2.       We would generally expect the auditor’s report to identify the financial statements audited in the introductory paragraph and to specifically express the auditor’s opinion on those statements in the opinion paragraph. If the statements of cash flows and/or the statements of retained earnings for Martin Yale International GmbH were audited by the other accountant, Please amend your Form 10-K to provide a report that clearly states this fact. If these financial statements were not audited by the other accountants, explain supplementally and in detail why you believe that you have complied with Rules 3-01 and 3-02 of Regulation S-X. In this regard, we note that audit reports of the other accountants filed for fiscal 2005 and earlier years did make reference to the statements of cash flows. Please explain why the reference has been removed.

Response - Comment 2

Refer to the Response to Comment 1 above.

Notes to Consolidated Financial Statements

Note 1- Nature of Operations and Summary of Significant Accounting Policies

Property, Plant and Equipment, page 40

3.       Reference is made to your discussion of properties on page 14. It appears that you have classified and accounted for an idle facility as “held for use” as of December 31, 2009 although it is on the market to be sold. A long lived asset that qualifies as “held for sale” should generally be presented separately in the statement of financial position pursuant to ASC 360-10-45-14. Further, such assets should be carried at the lower of carrying value or fair value less cost to sell. Your attention is invited to ASC 360-10-35-43. We note that you recognized an impairment charge in fiscal 2008 when you considered these assets to be “held for use.” Our concern is that an additional impairment charge may be required if they now qualify for reclassification to “held for sale.” Please address our concerns supplementally and in detail. Your response should identify and quantify the assets in question. We may have further comments upon review of your response.

Response - Comment 3

The asset in question is a building in Reynosa, Mexico. The building was vacated as a result of facility consolidation in 2008. During that year, the facility was listed for sale at an asking price of $5.8 million. An impairment charge was recognized in 2008 to reduce the asset value to its fair value less estimated cost to sell or $3.3 million. Market conditions did not improve during 2009 and the building remained unsold at the end of 2009. The list price for the building remained unchanged at $5.8 million. ASC 360-10-55-49b, indicates that if the entity believes the market conditions will improve and does not further reduce the price of the asset, then the asset is not considered as available for sale and therefore, does not meet the exception to the one-year requirement to qualify as held for sale. It should be noted that although the selling price was determined to be in excess of fair value, based on an analysis of relevant facts and circumstances as of the date of reclassification of this asset from “held for sale” to “held for use,” the fair value was determined to be in excess of the carrying value, thus no impairment was warranted.

Note 14- Operating Segment and Geographic Information, Page 55

4.       Please expand your disclosures to fully comply with the requirements of ASC 350-20-50-1 or supplementally indicate where these disclosures have been provided in the financial statements. Clarify in the footnotes that your reporting units differ from your operating segments. The disclosures under Critical Accounting Policies are noted.

Response – Comment 4

The applicable changes in the carrying amount of goodwill during the period are separately disclosed in Note 5, segregated by operating segment. On a prospective basis in 2010 and going forward thereafter, we will clarify in the footnotes that our operating segments differ from our reporting units to the extent that such differences exist. Please note that beginning in late 2009 and continuing through 2010 and going forward, two of the Company’s reporting units; Martin Yale North America and Martin Yale Europe, which comprise the Office Products segment, are migrating to one reporting unit due to consolidation of management and internal reporting. This consolidation was still in process as of the end of 2009, but is expected to be fully consummated by the end of 2010, in which case our operating segments will be the same as our reporting units.

Definitive Proxy Statement on Schedule 14A

Certain Beneficial Owners, page 3

5.       In future filings, please include beneficial ownership of securities by your directors and executive officers as a group. Refer to Item 403(b) of Regulation S-K.

Response - Comment 5

Please note that the beneficial ownership of our directors and executive officers as a group is disclosed in the table on page 7 of our proxy statement. In future proxy statement filings, we will include all of the information from the table on page 7, including the beneficial ownership of securities of by our directors and executive officers as a group, in the table contained in the Certain Beneficial Owners section of our proxy statement.

Compensation Discussion and Analysis (CD&A), page 12

The Role of the Compensation Committee, page 12

6.       We note your reference to the “relevant peer data” and disclosure on page 13 that your compensation committee believes that the base salary levels of your key executives should be in the lower half of comparable companies. However, you also state that you do not target any specific benchmark for base salary levels for your executive officers. Please advise us whether benchmarking to a group of comparable companies is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you.

Response - Comment 6

The Compensation Committee does not use benchmarking of comparable companies as a material consideration in its compensation policies and decisions. As indicated on page 12, “relevant peer data” is only one of six enumerated factors considered by the Compensation Committee. In our 2011 proxy statement and going forward, we will revise the applicable disclosures referenced in the Staff’s comment to eliminate any potential inconsistency. If in the future, the Compensation Committee would use benchmarking of comparable companies as a material factor in establishing compensation for executives, then the Company will identify the companies used for such benchmarking and will disclose the degree to which the Compensation Committee considered such companies comparable to Escalade.

****

Additionally, the Company hereby acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosures in its Form 10-K for the fiscal year ended December 26, 2009 and Definitive Proxy Statement on Schedule 14A filed with the Commission on March 26, 2010;

•         Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s 10-K or Definitive Proxy Statement; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions or require any further information, please do not hesitate to call me at (812) 467-1251.

Sincerely yours,

/s/ Deborah J. Meinert

Deborah J. Meinert, CPA, CVA

Chief Financial Officer and Vice

President- Finance

EXHIBIT 1

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Escalade, Incorporated

Evansville, Indiana

We have audited the accompanying consolidated balance sheets of Escalade, Incorporated (Company) as of December 26, 2009, and December 27, 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 26, 2009. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2009, 2008 and 2007 financial statements (consisting of the balance sheet and related statement of operations) of Martin Yale International, GmbH, a wholly owned subsidiary, which statements were presented on the basis of accounting principles generally accepted in Germany and reflect total assets of $17,061, $20,347 and $22,944 and net sales of $20,532, $26,991 and $30,943 (dollars in thousands) for 2009, 2008 and 2007, respectively, included in the related consolidated financial statement amounts as of and for the years ended December 26, 2009, December 27, 2008, and December 29, 2007. Those balance sheets and statements of operations were audited by other accountants, whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included in the consolidated balance sheets and statements of operations for Martin Yale International, GmbH, is based solely on the reports of the other accountants.

Our audits also included auditing the adjustments to convert the balance sheets and statements of operations of Martin Yale International, GmbH into accounting principles generally accepted in the United States of America for purposes of consolidation. Our audits also included auditing the amounts included in the consolidated statements of cash flows and stockholders’ equity for Martin Yale International, GmbH.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting for 2009 and 2008. Our 2009 and 2008 audits of the consolidated financial statements included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other accountants provide a reasonable basis for our opinion.

Audit Committee, Board of Directors and Stockholders

Escalade, Incorporated

In our opinion, based on our audits and the reports of the other accountants, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 26, 2009, and December 27, 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 26, 2009, in conformity with accounting principles generally accepted in the United States of America.

Evansville, Indiana

March 5, 2010